SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SemGroup Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

81663A105
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81663A105		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BNP Paribas I.R.S. Identification No. 650735612
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 828,715
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 828,715
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,715
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.99%
12		TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).	Name of Issuer:

SemGroup Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216

Item 2(a).	Name of Person Filing:

BNP Paribas

Item 2(b).	Address of Principal Business Office or, if None, Residence:

16 Boulevard des Italiens, 75009, Paris, France

Item 2(c).	Citizenship:

Republic of France

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

81663A105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Non-U.S. institution in accordance with § 240. 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.

(a)	Amount beneficially owned: 828,715 shares of Common Stock.

(b)	Percent of class: 1.99%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote: 828,715 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of: 0 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of: 828,715 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2012

BNP Paribas, as agent for BNP Paribas VPG SemGroup, LLC
By: /s/ Francois Haitaian
Name:	Francois Haitaian
Title:	Authorized Representative

BNP Paribas, as agent for BNP Paribas VPG SemGroup, LLC

By: /s/ Jean-Pierre Monnier
Name:	Jean-Pierre Monnier
Title:	Authorized Representative

Exhibit A

This Amendment No. 1 to Schedule 13G is being filed by BNP Paribas, a French societe anonyme and bank holding company under the Bank Holding Company Act of 1956, on behalf of its wholly owned subsidiaries.  828,715 shares of Common Stock are directly held by BNP Paribas VPG SemGroup, LLC (“BNPP SemGroup”), a direct wholly owned subsidiary of BNP Paribas VPG Master, LLC, which is a direct wholly owned subsidiary of BNP Paribas.

BNPP SemGroup is organized under the laws of the State of Delaware.  The address of its principal business and principal office is 787 Seventh Avenue, New York, NY 10019.  The Reporting Person owns, directly or indirectly, 100% of the share capital of BNPP SemGroup.